UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

PORTAGE PROVIDES UPDATE ON ITS PORTFOLIO COMPANIES

Toronto, Ontario, April 11, 2017 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to provide the following update on its portfolio companies.

Sentien Biotechnologies Inc. ( Sentien)

At the Stem Cell Summit on Friday, April 7, Sentien CEO Brian Miller announced that Sentien's investigational new drug (IND) application for its lead product, SBI-101, has received clearance from the U.S. Food and Drug Administration. SBI-101 is a combination product that combines mesenchymal stromal cells (MSCs) within an approved blood-filtration device, allowing for controlled, sustained delivery of MSC-secreted factors.  The IND enables Sentien to initiate a multi-center trial to evaluate SBI-101. The trial will be a randomized, controlled, multi-dose Phase 1/2 study in adult patients with acute kidney injury receiving continuous renal replacement therapy.  The primary objective of this trial is to evaluate the safety and tolerability of SBI-101 in patients with acute kidney injury.  Endpoints for SBI-101 efficacy will also be evaluated.  Study enrollment is slated to begin in the second quarter of 2017 and is expected to continue into 2018, with an estimated enrollment of 24 patients.

Previously, on Tuesday April 4, Sentien announced that it closed a $12 million Series A investment round. The financing was co-led by Boehringer Ingelheim Venture Fund USA, Inc. (BIVF USA) and BioInnovation Capital, and was joined by Chiesi Ventures, MBL Venture Capital Co., Ltd, and Mass Medical Angels. The proceeds from the Series A round will be used to fund the initial clinical development of Sentien's SBI-101 for the treatment of acute kidney injury (AKI). Portage did not participate in this financing. The previous round of financing into Sentien in which Portage participated has been reclassified as a Seed Capital Round.

Portage Pharmaceuticals Ltd (PPL) and EyGen Limited (EyGen)

PPL and EyGen are fully owned subsidiaries of Portage.

A third party has agreed to lead a convertible note financing of PPL for up to $1 million. Portage insiders will also participate in this offering. PPL continues to develop new candidates using its Cellporter® technology for cancer and other indications.  PPL is actively seeking new collaborations that make use of the Cellporter® technology.

The same third party has also put forth a term sheet for a $1.5 million loan with a warrant for EyGen. Portage insiders will also participate in this round of financing.  EyGen is developing a topical ophthalmic formulation of PPL-003for Dry Eye Disease and other inflammatory eye diseases.

About Portage:

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer